SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
COMMISSION FILE NO. 1-4825
WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO

WEYERHAEUSER COMPANY
A Washington Corporation
Federal Way, Washington 98063
Telephone: (253) 924-2345

Financial Statements and Exhibit

Item 4:	Plan Financial Statements prepared in accordance with the financial reporting requirements of ERISA.

Weyerhaeuser Company Hourly 401(k) Plan – Number Two statements of net assets available for benefits as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006 together with report of Independent Registered Public Accounting Firm.

Exhibit:	Consent of Independent Registered Public Accounting Firm
Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Committee who administer the Weyerhaeuser Company Hourly 401(k) Plan – Number Two have duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.

WEYERHAEUSER COMPANY HOURLY 401(k) PLAN – NUMBER TWO
By:	/s/ Edward P. Rogel
Edward P. Rogel
Chairman Administrative Committee

June 18, 2007
Date

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Financial Statements
December 31, 2006 and 2005
(With Report of Independent Registered Public Accounting Firm Thereon)

Report of Independent Registered Public Accounting Firm
The Administrative Committee
Weyerhaeuser Company:
We have audited the accompanying statements of net assets available for benefits of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.
/s/ KPMG LLP
Seattle, Washington
June 18, 2007

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005
(Dollar amounts in thousands)

	2006	2005
Assets:
Plan interest in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust:
Participant directed investments at fair value:
Shares of registered investment company funds:
Vanguard 500 Index Fund	$20,743	15,439
Vanguard Extended Market Index Fund	4,981	3,451
Vanguard Prime Money Market Fund	1,112	842
Vanguard Target Retirement 2005 Fund	492	—
Vanguard Target Retirement 2015 Fund	1,255	—
Vanguard Target Retirement 2025 Fund	295	—
Vanguard Target Retirement 2035 Fund	256	—
Vanguard Target Retirement 2045 Fund	55	—
Vanguard Total Bond Fund	428	344
Vanguard Total International Stock Index Fund	2,995	1,099
Vanguard Wellesley Income Fund	4,816	3,018
Weyerhaeuser Stable Value Fund	15,148	12,238
Nonparticipant directed investment in Weyerhaeuser Company Stock Fund at fair value	13,073	8,992

Total investments	65,649	45,423
Employer contributions receivable	276	—

Net assets reflecting all investments at fair value	65,925	45,423
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	185	217

Net assets available for benefits	$66,110	45,640

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) PLAN – NUMBER TWO
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2006
(Dollar amounts in thousands)

	Weyerhaeuser
	Company	All other
	Stock Fund	investments
	(nonparticipant	(participant
	directed)	directed)	Total
Additions:
Contributions:
Employer matching	$1,155	—	1,155
Employer performance share	276	—	276
Participant	346	3,402	3,748

Total contributions	1,777	3,402	5,179
Net investment income from the Weyerhaeuser Company 401(k) and Performance Share Plan Trust	1,777	8,309	10,086

Total additions	3,554	11,711	15,265
Deductions:
Benefits paid to participants	2,472	16,483	18,955

Net increase (decrease) prior to interfund transfers and plan transfers	1,082	(4,772)	(3,690)
Interfund transfers, net	(1,695)	1,695	—
Asset transfers in from plan merger	2,896	—	2,896
Other plan transfers, net	2,074	19,190	21,264

Net increase	4,357	16,113	20,470
Net assets available for benefits:
Beginning of year	8,992	36,648	45,640

End of year	$13,349	52,761	66,110

See accompanying notes to financial statements.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
(1)	Description of the Plan

The following description of the Weyerhaeuser Company Hourly 401(k) Plan – Number Two (the Plan) provides only general information. Participants should refer to the summary plan description and plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan is a defined contribution plan and was established November 3, 1988. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Any hourly employee of a participating location of Weyerhaeuser Company (the Company) and its subsidiaries as listed in the Plan’s legal document is eligible to participate in the Plan.

Effective January 1, 2006, eligible hourly employees of certain employee groups that were formerly participating groups of the Weyerhaeuser Company Hourly 401(k) Plan – Number One became eligible to participate in the Plan. The assets of the related participant accounts totaling approximately $24.2 million were transferred to the Plan.

Vanguard Fiduciary Trust Company acts as the trustee, recordkeeper, and investment manager for the Plan. Therefore, the Vanguard investment transactions qualify as party-in-interest transactions.

(b)	Plan Mergers

Effective July 6, 2006, the assets of the Weyerhaeuser Company Performance Share Plan (the Performance Share Plan) were merged into the Plan, the Weyerhaeuser Company Investment Growth Plan, the Weyerhaeuser Company Hourly 401(k) Plan – Number One and the NORPAC Hourly 401(k) Plan (collectively, the 401(k) Plans) based on the related participants’ eligibility to participate in the 401(k) Plans. The amount transferred into the Plan from the Performance Share Plan was approximately $2.9 million. The portion of the assets of the Performance Share Plan related to participants who were not eligible to participate or who did not have an account in any of the 401(k) Plans were merged into the Weyerhaeuser Company Hourly 401(k) Plan – Number One.

(c)	Weyerhaeuser Company Stock Fund Dividend and Voting Rights

The portion of the Plan invested in the Weyerhaeuser Company Stock Fund is an Employee Stock Ownership Plan. Participants may elect to have any dividends due to them reinvested in the Weyerhaeuser Company Stock Fund or paid in cash. To the extent set forth by the terms of the Plan, participants may exercise voting rights by providing instructions to the trustee related to the number of whole shares of stock represented by the units of the Weyerhaeuser Company Stock Fund allocated to their accounts. Shares of stock for which the trustee does not receive instructions from participants are voted in the same proportions – for and against, respectively – as shares for which the trustee receives participant voting instructions.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
(d)	Contributions

The Plan includes a qualified cash or deferred arrangement as described in Section 401(k) of the Internal Revenue Code (IRC) that allows participants to designate any whole percent of their wages to be contributed to the Plan, subject to certain limitations imposed under the IRC.

Participant contributions may be suspended under certain circumstances, at a participant’s request or upon a hardship withdrawal.

The Plan provides for a matching contribution to be made by the Company. During 2006, the two possible Company matching levels were as follows:
(1)	The first 5% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 50%.

(2)	The first 7% of eligible compensation designated by each participant as the participant’s contribution is matched by the Company at a rate of 70%.
Matching levels may vary for specific employee groups participating in the Plan. For information regarding the level of Company matching contributions for a specific employee group, refer to the Plan’s legal document. All employer matching contributions are initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer employer matching contributions upon full vesting of their accounts, regardless of age.

Following the merger of the Performance Share Plan into the 401(k) Plans, performance share contributions (if any) are made to specified groups of hourly employees as provided in the Plan’s legal document.

Performance share contributions under the Plan, if any, are determined annually by the Weyerhaeuser Company Board of Directors (the Board) in its sole and absolute discretion. Generally, such performance share contributions will be based on measures established by the Board for this purpose and are stated as a percentage of eligible participants’ eligible pay. Performance share contribution levels declared by the Board may vary by business division. Performance share contributions are funded subsequent to the plan year end. For the year ended December 31, 2006, eligible employees of Weyerhaeuser Real Estate Company (WRECO) and its subsidiaries received a performance share contribution of 3.5% of eligible compensation. For the year ended December 31, 2006, eligible participants of the Plan who are not employees of WRECO and its subsidiaries received a performance share contribution of 0.6% of eligible compensation.

Performance share contributions are initially invested in the Weyerhaeuser Company Stock Fund. Participants may transfer performance share contributions upon full vesting of their accounts.

(e)	Participant Accounts

An individual account is maintained for each plan participant to reflect his or her share of the Plan’s income, participant contributions and employer contributions. Allocations of income are based on the number of units of the various investment funds assigned to each participant’s account.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005

(f)	Vesting

The interest of a participant in the employer contributions and earnings thereon becomes fully vested upon the earliest date of one of the following events: (1) attainment of the requisite vesting service as described below, (2) retirement at normal or early retirement age under the employer’s retirement plan, (3) attaining age 65, (4) death or total and permanent disability while in the employer’s employ, (5) termination of service due to a plant closure or (6) upon termination of the Plan. The Plan also provides 100% vesting for all involuntary terminations except for violations of certain Company employee conduct standards as set forth in the Plan.

All employees on January 1, 2002, who are eligible to participate in the Plan on or after that date, are 100% vested in their matching contribution accounts. Employees hired after January 1, 2002 vest in their employer matching contributions and earnings thereon after six years of vesting service according to the following schedule.

Percent
Years of vesting service	vested
Less than two years of service	0%
Two years of service	20
Three years of service	40
Four years of service	60
Five years of service	80
Six or more years of service	100
Effective December 31, 2005, all employees on such date who were eligible to participate in the Performance Share Plan on such date, and all other participants in the Performance Share Plan who had a balance in the Performance Share Plan as of such date, are 100% vested in their performance share contribution accounts. Employees who first become participants after December 31, 2005 fully vest in any performance share contributions and earnings thereon upon six years of vesting service according to the foregoing vesting schedule.

If a participant is not fully vested in his/her matching contributions and/or performance share contributions upon severance of employment and does not return to active employment with the Company within five years, the participant forfeits his/her matching contributions and/or performance share contributions to the extent they are not vested. Forfeited employer contributions are used to reduce future Company contributions. During 2006, no forfeitures were used to reduce employer contributions. Unallocated forfeitures were approximately $24,000 and $15,000 as of December 31, 2006 and 2005, respectively.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
(g)	Investment Options

Participants are allowed to change their investment election for future contributions at any time. Participants have the option to invest up to 100% of their contributions, in 1% increments, in any of the fourteen investment options listed below, of which the six Vanguard Target Retirement Funds became available effective January 1, 2006:
Weyerhaeuser Company Stock Fund
Vanguard 500 Index Fund
Vanguard Extended Market Index Fund
Vanguard Prime Money Market Fund
Vanguard Target Retirement 2005 Fund
Vanguard Target Retirement 2015 Fund
Vanguard Target Retirement 2025 Fund
Vanguard Target Retirement 2035 Fund
Vanguard Target Retirement 2045 Fund
Vanguard Target Retirement Income Fund
Vanguard Total Bond Fund
Vanguard Total International Stock Index Fund
Vanguard Wellesley Income Fund
Weyerhaeuser Stable Value Fund
The information related to the Weyerhaeuser Company Stock Fund included in the statements of net assets available for benefits and statement of changes in net assets available for benefits includes both participant directed and nonparticipant directed investments. These amounts cannot be separately determined. As allowed under Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, the entire investment is deemed to be nonparticipant directed for purposes of this disclosure.

(h)	Reallocation of Funds

Participants are allowed to reallocate on a daily basis their accounts related to participant contributions and, upon meeting the criteria described in note 1(d), accounts related to employer contributions among the investment options offered by the Plan that the participants have selected.

(i)	Valuation Frequency

Account balances are valued on a daily basis.

(j)	Payment of Benefits

Participant contributions and amounts in the participant’s rollover portion of the account may be withdrawn for financial hardship. Participant contributions may also be withdrawn after attaining age 59 1/2. The participant’s vested interest in his or her employer matching contribution, performance share contribution (effective July 6, 2006) and rollover portions of the account may be withdrawn two full calendar years after the date of the contribution or rollover, after five years of service or after attaining age 59 1/2. In addition, a participant may elect to receive in cash any cash dividends paid with respect to units of the Weyerhaeuser Company Stock Fund allocated to the participant’s account or to direct payment to the participant’s account for reinvestment in the Weyerhaeuser Company Stock Fund. Additional distribution options (as described in the Plan) may be available to participants who participated in a plan that was merged into the Plan.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
Participants who have terminated employment and whose vested account balance exceeds $5,000 shall receive a distribution of their entire interest in the Plan when they so elect or at age 65. Participants whose accounts are valued at $5,000 or less must take a distribution of their entire interest in the Plan at the time of termination. The nonvested portions of the participants’ accounts are forfeited upon distribution of the account or after a five-year period of severance, whichever is earlier.

(k)	Expenses of the Plan

The employer generally pays the costs of administering the Plan, including fees and expenses of the trustee, the recordkeeper and the external auditor. Brokerage fees, stock transfer taxes, and other investment management fees directly incurred by the trustee in buying and selling any assets of each fund are paid by the trust out of such fund as a part of the cost of such assets, or as a reduction of the proceeds received from the sale of such assets. The Vanguard Total International Stock Index Fund (the International Fund) charges a 2% redemption fee whenever a participant transfers to another investment fund in the Plan amounts held in the International Fund for less than two months. The 2% fee is calculated on the amount transferred and is paid back into the International Fund. The fee is designed to ensure that short-term investors pay their share of the International Fund’s transaction costs and that long-term investors do not subsidize the activities of short-term traders. These fees, if any, are included as a component of net investment income in the statement of changes in net assets available for benefits.
(2)	Summary of Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan were prepared under the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit–Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined–Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
(b)	Participation in the Master Trust and Unit Accounting

All of the Plan’s investments are held in the Weyerhaeuser Company 401(k) and Performance Share Plan Trust (the Master Trust), which was established to hold the investments of the Plan and other Weyerhaeuser Company 401(k) and Performance Share plans. Following the merger of the Performance Share Plan into the 401(k) Plans, the Master Trust holds assets of the four 401(k) Plans. The Master Trust and the Plan use unit accounting for recordkeeping purposes. Each “unit” represents a portion of ownership in a fund.

(c)	Investment Valuation and Interest in the Master Trust at Fair Value

The interest in the Master Trust at fair value includes the value of fund assets plus any accrued income. The interest in the Master Trust is reported at fair value based on quoted market prices of each fund, except for the Weyerhaeuser Stable Value Fund, which is valued at contract value, as all contracts within the fund are considered benefit responsive. The fair value of the Weyerhaeuser Stable Value Fund is calculated by discounting the related cash flows based on the Ryan yield curve and the fair values of the underlying investments and the wrapper contracts. The Weyerhaeuser Company Stock Fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position). Participant loans are valued at cost.

(d)	Income Recognition and Net Investment Income from the Master Trust

Within the Master Trust, purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Dividends are recorded on the ex-dividend basis. The change in fair value of assets from one period to the next and realized gains and losses are recorded as net appreciation (depreciation) in fair value of investments. Total investment income (loss) of the Master Trust as presented in note 7 is allocated to each plan investing in the Master Trust based on the units of each fund held by the plan and plan specific participant loans.

(e)	Risks and Uncertainties

The Master Trust assets are invested in a variety of investments. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

(f)	Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

(g)	Payment of Benefits

Benefits are recorded when paid.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
(3)	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the IRC. In the event of plan termination, participants will become fully vested in their accounts.

(4)	Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service stating that the Plan qualifies under Section 401(a) of the IRC. The Plan has subsequently been amended. Management believes the Plan is designed and is currently being operated in compliance with the applicable requirements of Section 401(a) of the IRC, and as a result, is exempt from federal income taxes under Section 501(a) of the IRC. Employees who participate in the Plan are subject to federal income tax on distributions from the Plan in accordance with the provisions of Section 402 of the IRC.

(5)	Other Plan Transfers

Other plan transfers represent the net amount of participant account balances transferred during the year to the Plan from other plans within the Master Trust as a result of the participants changing employment within the Company and the related changes in their eligibility status and the change of eligibility described in note 1(a).

(6)	Guaranteed Investment Contracts

Fully benefit-responsive guaranteed investment contracts (GICs) and synthetic guaranteed investment contracts (Synthetic GICs) (the Contracts) included in the Weyerhaeuser Stable Value Fund are valued at contract value, which represents the principal balance of the Contracts, plus accrued interest at the stated contract rate, less payments received and contract charges by the insurance companies. The GICs are issued by a variety of insurance companies. The GIC issuers are contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan through the Master Trust. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The Synthetic GICs are investments that simulate the performance of a traditional GIC through the use of bonds, Vanguard fixed income common commingled trust funds, registered investment company funds and benefit-responsive wrapper contracts issued by insurance companies to provide market and cash flow protection at stated interest rates. The contract value of the Synthetic GICs held in the Master Trust is comprised of wrappers and common commingled trust funds which total $4.5 million and $390.9 million, respectively, as of December 31, 2006. The contract value of the Synthetic GICs held in the Master Trust was comprised of wrappers, common commingled trust funds, and registered investment company funds totaling $4.7 million, $404.3 million, and $28.2 million, respectively, as of December 31, 2005.

The contracts do not permit the insurance companies to terminate the agreements prior to the scheduled maturity dates. There are no reserves against contract value for credit risk of the contract issuers or otherwise.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants is probable.

Under the terms of the Contracts, the crediting interest rates are determined quarterly based on the insurance companies’ applicable rate schedules. The aggregate average yield of the Contracts in the Master Trust for the years ended December 31, 2006 and 2005 was 4.6% and 4.4%, respectively. The aggregate average yield credited to participants in the plans in the Master Trust for the years ended December 31, 2006 and 2005 was 4.5% and 4.3%, respectively.

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005
(7)	Interest in Master Trust

At December 31, 2006 and 2005, the Plan’s interest in the net assets of the Master Trust was approximately 2% and 1%, respectively. The following table presents the values of investments held by the Master Trust as of December 31, 2006 and 2005 and the investment income (loss) for the year ended December 31, 2006. Investment income (loss) includes the income (loss) for the Performance Share Plan through July 6, 2006:

	December 31,
	2006	2005
	(Dollar amounts in thousands)
Investments:
Investments in shares of registered investment company funds and Company stock at fair value:
Weyerhaeuser Company Stock Fund including cash equivalents of $0 and $1,544, respectively	$588,963	630,371
Vanguard 500 Index Fund	851,401	828,016
Vanguard Extended Market Index Fund	308,784	281,696
Vanguard Prime Money Market Fund	64,629	35,221
Vanguard Target Retirement 2005 Fund	11,531	—
Vanguard Target Retirement 2015 Fund	50,354	—
Vanguard Target Retirement 2025 Fund	25,542	—
Vanguard Target Retirement 2035 Fund	14,831	—
Vanguard Target Retirement 2045 Fund	9,723	—
Vanguard Target Retirement Income Fund	1,812	—
Vanguard Total Bond Fund	57,850	50,087
Vanguard Total International Stock Index Fund	202,207	107,838
Vanguard Wellesley Income Fund	333,341	330,889
Investments in Weyerhaeuser Stable Value Fund at fair value
(wrapper contracts at $0 fair value):
Traditional guaranteed investment contracts	100,026	152,464
Synthetic guaranteed investment contracts	386,408	432,433
Vanguard Prime Money Market Fund	78,374	14,772
Pending trades and other	373	1,018
Participant loans	53	2

Total investment at fair value	3,086,202	2,864,807

Adjustment from fair value to contract value for fully benefit–responsive investment contracts	6,910	10,633

Total investments	$3,093,112	2,875,440

WEYERHAEUSER COMPANY
HOURLY 401(k) – NUMBER TWO
Notes to Financial Statements
December 31, 2006 and 2005

For the year
ended
December 31,
2006
(Dollar amounts
in thousands)
Investment income (loss):
Net appreciation (depreciation) in fair value of investments:
Weyerhaeuser Company Stock Fund	$45,136
Vanguard 500 Index Fund	105,023
Vanguard Extended Market Index Fund	34,999
Vanguard Target Retirement 2005 Fund	344
Vanguard Target Retirement 2015 Fund	2,209
Vanguard Target Retirement 2025 Fund	1,382
Vanguard Target Retirement 2035 Fund	976
Vanguard Target Retirement 2045 Fund	540
Vanguard Target Retirement Income Fund	27
Vanguard Total Bond Fund	(360)
Vanguard Total International Stock Index Fund	31,302
Vanguard Wellesley Income Fund	10,758
Dividend income	72,604
Interest income	25,646

Net investment income	$330,586

(8)	Subsequent Events
(a)	Freedom to diversify employer contributions

Effective January 1, 2007, the Plan was amended to allow participants to diversify the investment of their accounts related to employer matching and performance share contributions regardless of vesting status. Prior to January 1, 2007, participants could diversify such contributions only upon reaching full vesting status, and, for certain cases, upon the attainment of a minimum age.

(b)	Corporate transaction

On March 7, 2007, the Company announced the completion of the transaction to combine its Fine Paper business and related assets with Domtar Inc. to form a new company called Domtar Corporation. Under the terms of the transaction, the Company distributed ownership of its Fine Paper business and related assets to Weyerhaeuser Company common stock shareholders by means of a voluntary exchange offer. Domtar Corporation common stock was not available as an investment option under the Plan. As a result of the transaction, certain Plan participants became employees of Domtar Corporation on the transaction effective date. Accordingly, these participants, as former employees of the Company, can elect to take distributions of their accounts in accordance with Plan provisions.